[redacted]

14047219

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-67587

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.J. O'Brien Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, Suite 900
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason T. Manumaleuna 312-373-5149
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 3/31/14

OATH OR AFFIRMATION

I, Edward Keiley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of R.J. O'Brien Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LUCILLE M. WIRTZ
Notary Public - State of Illinois
My Commission Expires Oct 05, 2014

Signature

Chief Financial Officer
Title

Lucille M. Wirtz County of Cook State of Illinois Feb. 25, 2014
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

R.J. O'BRIEN SECURITIES, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

R.J. O'BRIEN SECURITIES, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2013

R.J. O'BRIEN SECURITIES, LLC

TABLE OF CONTENTS

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
R.J. O'Brien Securities, LLC
Chicago, IL

Report on the Financial Statements

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.J. O'Brien Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2014

R.J. O'BRIEN SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

ASSETS

Cash	$	92,456
Firm investments, at fair value		25,000
Prepaid expenses		5,990
Total Assets	$	123,446

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	16,824
Due to affiliate		4,140
Total liabilities		20,964
Member's equity		102,482
Total Liabilities and Member's Equity	$	123,446

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2013

Revenues:		
Selling commission	$	--
Interest		28
Total revenue		28
Expenses:		
Operating expenses		38,164
Professional fees		4,226
Total expenses		42,390
Net Loss	$	(42,362)

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Balance, December 31, 2012	$	44,844
Capital contributions		100,000
Net loss		(42,362)
Balance, December 31, 2013	$	102,482

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities	
Net loss	$ (42,362)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in firm investments	5,000
Decrease in prepaid expense	3,242
Decrease in other assets	4
Decrease in due to affiliate	(18,082)
Increase in accounts payable and accrued expenses	4,325
Net cash provided (used) by operating activities	(47,873)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Capital contributions	100,000
Net cash provided (used) by financing activities	100,000
Net increase in cash	52,127
Cash at beginning of period	40,329
Cash at end of period	$ 92,456

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of R.J. O'Brien Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a single-member Delaware limited liability company, which was formed on June 28, 2007.

Organization

The Company, a wholly-owned subsidiary of RJO Holdings Corp. (the "Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is to serve as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. As of December 31, 2013, the Company did not have any significant operations. In addition, the Company does not carry any margin accounts and does not hold funds or securities for customers. The Parent makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a single-member limited liability company, which is disregarded for federal income tax purposes.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years, and has determined there is no impact to the Company's financial statements as of December 31, 2013.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to five years from the date the return is due including extensions.

Revenue Recognition

The Company earns selling commissions on the sale of units in the RJO Global Trust, a commodity pool administrated by an affiliated entity. Selling commissions are reflected in the period in which assets are raised for the affiliate.

The Company accrues interest on its investments in the period when earned.

Note 1 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

At December 31, 2013, the Company had an amount due to R.J. O'Brien & Associates, LLC (an affiliate) of $4,140 which was primarily for certain shared expenses in accordance with an Expense Sharing Agreement dated July 12, 2007. The Expense Sharing Agreement provides for R.J. O'Brien & Associates, LLC to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company incurred expenses totaling $13,403 for these services for the year ended December 31, 2013.

The Company and its affiliates are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Net Capital

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2013, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2013, the Company had net capital of $95,992, which was $90,992 in excess of its required net capital and its ratio of indebtedness to net capital was 0.22 to 1.

Note 4 - Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

Note 5 - Fair Value Measurements

The Company has established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 – quoted prices in active markets are available for identical assets or liabilities as of the reported date.

Note 5 - Fair Value Measurements, continued

Level 2 – quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 – prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

An asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Company's investments consist of a money market mutual fund and are valued under the market approach through the use of unadjusted quoted market prices available in an active market and are classified with Level 1 of the valuation hierarchy.

There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2013. The Company did not hold any financial liabilities measured at fair value at December 31, 2013.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2013

Schedule I

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 102,482
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		102,482
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense	$ 5,990	(5,990)
Net capital before haircuts on securities positions		96,492
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		500
Net capital		$ 95,992

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 16,824
Due to affiliate	4,140
Total aggregate indebtedness	$ 20,964

Schedule I (continued)

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,398
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 90,992
Excess net capital @ 1000%	$ 93,896
Ratio: Aggregate indebtedness to net capital	0.22 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

R.J. O'BRIEN SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

EXEMPTIVE PROVISIONS

The Company does not carry any customer accounts and is exempt from computing reserve requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including information relating to possession or control requirements under Rule 15c3-3. The Company operates primarily with the purpose of distributing shares of an affiliated commodity pool and does not hold customer funds or safekeep customer securities.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Managing Member
R.J. O'Brien Securities, LLC

In planning and performing our audit of the financial statements of R.J. O'Brien Securities, LLC (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF+Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2014